[CONSOL ENERGY INC. LETTERHEAD]

November 5, 2010

BY EDGAR SUBMISSION

Mr. Kevin Dougherty

Division of Corporation Finance

Securities and Exchange Commission

100 F Street NE

Mail Stop 7010

Washington, D.C. 20549

Re:	CONSOL Energy Inc.

Form S-4 Filed September 21, 2010

File No. 333-169502

Dear Mr. Dougherty:

Enclosed please find our responses to the comments set forth in the letter dated October 15, 2010 from the Staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”), with respect to the Form S-4 filed September 21, 2010 (the “S-4”). References to the “Company,” “we,” “us” or “our” in this letter refer to CONSOL Energy Inc. This response letter has been filed on EDGAR, and a copy has been sent by facsimile.

As requested by the Staff, the Company hereby acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the SEC from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

All responses set forth below are keyed to the sequential numbering of the comments and to the headings used in the Staff’s letter. The Staff’s comments are in bold and our responses are in regular type. We have endeavored to provide a complete response to all comments. Where we have changed disclosures in response to comments, we have set forth the text of the changed disclosure in our response as well as indicating the location where the change appears in our proposed Amendment No.1 to the Form S-4 being supplementally provided to the Staff and we have endeavored to make corresponding changes in other portions of the Form S-4 where similar revisions are appropriate.

Form S-4

1.

We note that you are registering the 8% Senior Notes due 2017 and the 8.25% Senior Notes due 2020 in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action

Securities and Exchange Commission

November 5, 2010

Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

Response:

Concurrently herewith, we are providing the requested supplemental letter as Annex I stating that we are registering the exchange offer in reliance on the SEC’s position contained in the Exxon Capital, Morgan Stanley and Shearman & Sterling no-action letters and including the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

2.	As currently represented, the offer could be open for less than 20 full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what ultimately may be the twentieth business day following commencement of the offer. Please confirm in your response that the offer will be open at least through midnight on the twentieth business day following commencement. See Rule 14e-1(a) and Rule 14d-1(g)(3) under the Exchange Act and Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980). Further, please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424 of Regulation C.

Response:

We hereby confirm that the offer will be open through at least midnight on the twentieth business day following commencement of the offer to ensure compliance with Rule 14e-1(a) under the Exchange Act. The 5:00 p.m. deadline will be on the twenty-first business day after commencement of the offer. We also confirm that the final prospectus disseminated to the security holders will be filed in accordance with the applicable provisions of Rule 424 of Regulation C under the Securities Act of 1933, as amended, and such final prospectus will contain the necessary dates relating to the offer, including the expiration date of the offer.

The Exchange Offer, page 27

Terms of the Exchange Offer, page 27

3.	We note your reservation of the right to amend or terminate the exchange offer upon the occurrence of any of the conditions of the exchange offer specified under “Conditions to the Offer.” Please revise to indicate that, in the event of a material change in the offer, you will extend the offer period if necessary so that at least five business days remain in the offer following notice of the material change.

Securities and Exchange Commission

November 5, 2010

Response:

In accordance with the comment above, we have revised the disclosure on page 27 to include the following new sentence: “In the event of a material change in the terms of the offer, we will extend the expiration date, if necessary, so that at least five business days remain in the offer period following notice of the material change.”

Acceptance of Original Notes for Exchange; Delivery of Exchange Notes, page 30

4.	We note the disclosure indicating that you will issue exchange notes “as soon as practicable after acceptance” or return any old notes not accepted for exchange “as promptly as practicable” after the expiration of the exchange offer or termination of the exchange offer. Rule 14e-1(c) requires that you exchange the notes or return the old notes “promptly” upon expiration or termination of the offer, as applicable. Please revise here and throughout the document, as necessary.

Response:

We have revised the disclosure on pages 4, 30 and 31 to replace the phrases “as soon as practicable after acceptance” and “as promptly as practicable” with the word “promptly.”

Exhibit 99.1

5.	Delete the language in the letter of transmittal requiring the holder to acknowledge or certify that he/she has “read,” “reviewed,” or “understands” all of the terms of the exchange offer.

Response:

We have deleted the language referenced in your comment number 5.

Undertakings, page II-11

6.	Please include all undertakings required by Item 512 of Regulation S-K.

Response:

The Company has revised the undertakings disclosure to include the applicable undertakings required by Item 512(a)(5) of Regulation S-K.

Securities and Exchange Commission

November 5, 2010

If you have any questions with regard to these responses, need further information or would like to discuss any of the information covered in this letter, please contact me at 724.485.4550.

Sincerely,

/s/ William J. Lyons
William J. Lyons
Executive Vice President and Chief Financial Officer

cc:	P. Jerome Richey

Stephen W. Johnson

Lorraine L. Ritter

Stephanie L. Gill

ANNEX I

[CONSOL Energy Letterhead]

November 5, 2010

VIA FACSIMILE AND EDGAR

Securities and Exchange Commission

100 F Street NE

Mail Stop 7010

Washington, D.C. 20549

Re:	CONSOL Energy Inc.

Form S-4 Filed September 21, 2010

File No. 333-169502

Ladies and Gentlemen:

CONSOL Energy Inc. (the “Issuer”) and its guarantor co-registrants (collectively, the “Company”) have filed the Registration Statement on Form S–4, as amended (File No. 333–169502) relating to the Issuer’s offer to exchange (the “Exchange Offer”) its outstanding unregistered 8.00% Senior Notes due 2017 and 8.25% Senior Notes due 2020 (the “Unregistered Notes”) for substantially identical, registered 8.00% Senior Notes due 2017 and 8.25% Notes due 2020, respectively (the “Exchange Notes”). The Company is registering the Exchange Notes in reliance on the position enunciated by the Securities and Exchange Commission (the “Commission”) in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988), Morgan Stanley & Co, Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993).

In connection therewith, the Company has not entered into any arrangement or understanding with any person to distribute the Exchange Notes and, to the best of the Company’s information and belief, each person participating in the Exchange Offer will be acquiring the Exchange Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes. In this regard, the Company will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus) that any security holder using the Exchange Offer to participate in a distribution of the Exchange Notes (1) cannot rely on the Commission’s position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988), or similar interpretive letters, and (2) must comply with registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the “Securities Act”), in connection with a secondary resale transaction. The Company acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S–K.

Neither the Company nor any of its affiliates have entered into any agreement or understanding with any broker-dealer to distribute the Exchange Notes. The Company will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus) that any broker-dealer who holds the Unregistered Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Notes in exchange for such Unregistered Notes pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus (which may be the prospectus for the Exchange Offer so long as it contains a plan of distribution with respect to resale transactions, without naming such broker-dealer or the amount of Exchange Notes held by such broker-

dealer) meeting the requirements of the Securities Act in connection with any resale of such Exchange Notes. The Company will include in the transmittal letter or similar documentation to be executed by an exchange offeree in order to participate in the Exchange Offer a provision to the effect that if an exchange offeree is a broker-dealer holding Unregistered Notes acquired for its own account as a result of market-making activities or other trading activities, such exchange offeree acknowledges that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Notes received in respect of such Unregistered Notes pursuant to the Exchange Offer. The transmittal letter or similar documentation will also include a statement to the effect that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

If you have any questions with regard to these responses, need further information or would like to discuss any of the information covered in this letter, please contact me at 724.485.4550.

Sincerely,

/s/ William J. Lyons
William J. Lyons
Executive Vice President and Chief Financial Officer

cc:	P. Jerome Richey
Stephen W. Johnson
Lorraine L. Ritter
Stephanie L. Gill